Pinnacle Airlines Corp.
1689 Nonconnah Boulevard, Suite 111
Memphis, TN 38132

May 23, 2008

VIA FEDEX AND EDGAR

Ms. Linda Cvrkel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pinnacle Airlines Corp.
Form 10-K for the year ended December 31, 2007
File Date: March 17, 2008

Dear Ms. Cvrkel:

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated May 1, 2008, regarding the above-referenced Form 10-K of Pinnacle Airlines Corp. (the "Company" or "Registrant").

The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the subject filings;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking action with respect to the subject filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the laws of the United States.

For your convenience, we have included the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Page references in our responses below correspond to the page numbers in Form 10-K, as applicable.

Annual Report on Form 10-K for the Year Ended December 31, 2007

Item 6.  Selected Financial Statements, page 23

1.
Please revise footnote (1) in future filings to more fully describe how the Northwest and Mesaba bankruptcy filings impacted the company’s results of operations for the years ended December 31, 2006 and 2005.

Response:

We will appropriately modify our future filings to address the above comment.  Specifically, we will replace footnote (1) with the following:  “Results for the years ended December 31, 2007, 2006 and 2005 were affected by the Northwest and Mesaba bankruptcies.  Specifically, operating expenses for the years ended December 31, 2007, 2006 and 2005 (decreased)/increased by $(1,048), $(43,571) and $59,599, respectively, related to these bankruptcies.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Overview, page 25

2.
Please revise future filings to include all disclosures required by Item 10(e) of Regulation S-K with regards to any non-GAAP financial measures presented in your Form 10-K.  Specifically, we note your presentation of the non-GAAP measure consolidated operating income “excluding nonrecurring items.”  You should include a reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP, as well as a description of why management believes the measure to be useful to investors and for what purposes management uses the measure.

Response:

In keeping with the Staff’s comments regarding the presentation of and disclosures related to non-GAAP measures, we will exclude the non-GAAP measure consolidated operating income “excluding nonrecurring items” from future filings.

Consolidated Results of Operations, page 33
2007 Compared to 2006, page 33
Nonoperating Expense, page 34

3.
We note from the discussion on page 34 of MD&A that the $4.1 million loss on the sale of the $42.5 million bankruptcy claim from Northwest and a $.2 million gain on the sale of fixed assets have been reflected in nonoperating expense in your consolidated statement of operations for 2007.  As the bankruptcy claim arose as a result of your normal operations under the ASA with Northwest, we believe that any gain or loss on its sale or disposition should be reflected in operating income consistent with the other provisions for losses and decreases of provisions for losses associated with the Northwest and Mesaba bankruptcy filings.  Furthermore, gains and losses from the disposition of fixed assets should also be included in operating income as required by paragraph 45 of SFAS No. 144.  Please revise your classification on these items in future filings so that they are included as components of income from operations.

Response:

As described in footnote 4 to the financial statements, $335 million of the $377.5 million stipulated bankruptcy claim was assigned and sold to third parties for $282.9 million on January 3, 2007.  The claim was sold subject to receipt of final approval of the bankruptcy court of the amount of our stipulated claim, which was received shortly thereafter.  For accounting purposes, January 3, 2007 was the recognition date for this asset, and it was recorded at its fair value ($282.9 million) as described in footnote 4.  Retention of the remaining $42.5 million of the stipulated claim was contingent upon the occurrence of certain events by March 31, 2007, and consequently would not be recognized unless and until the resolution of these contingencies resulted in the Company retaining its right to the claim.

On March 31, 2007, all matters relating to the Company’s retention of the final $42.5 million of the stipulated bankruptcy claim were resolved such that the Company retained the full rights to the claim.  Consequently, for accounting purposes, March 31, 2007 was the recognition date for this asset.  We recorded the asset based on an estimate of its fair value ($31.9 million) as of this recognition date and it was accounted for as described in footnote 4 (see also our response to question seven below).  Unlike the initial $335 million of bankruptcy claims, we did not dispose of it immediately.  On June 19, 2007, we sold the final $42.5 million bankruptcy claim to a third party for $27.7 million, or approximately $4.1 million less than the amount recorded on March 31, 2007.

A bankruptcy claim asset is not a receivable for a fixed amount of cash, nor is it a financial instrument as defined in FASB Statement No. 115 (“FAS 115”).  A Chapter 11 bankruptcy claim generally results in the claim holder receiving equity shares upon the bankrupt company’s emergence from bankruptcy protection.  In early 2007, Northwest’s emergence from bankruptcy was considered eminent, and an active market had developed for Northwest bankruptcy claims.  Although bankruptcy claims of this type clearly meet the definition of an asset, no specialized accounting guidance exists.  As the decision to hold the claim for approximately three months was an investment decision, essentially no different from a decision to hold a FAS 115 security, we concluded the $4.1 million loss on the sale of the claim should be recorded as a nonoperating loss.  This is consistent with our treatment of income, gains and losses from our other short-term investments.

We agree with the Staff’s observation that gains and losses associated with the sale of fixed assets should be included in operating income, and our future filings will reflect the appropriate classification of any such gains or losses.

Financial Statements, page 45

Consolidated Statements of Income, page 47

4.
Please revise the notes to your financial statements and MD&A to explain the nature and amounts of the items included in the line item “provision for (decreases) increases in losses associated with bankruptcy filings of Northwest and Mesaba” during each period presented in your consolidated statements of income.  MD&A should also be revised to discuss the nature and timing of the events or changes in circumstances that resulted in changes in this line item from period to period.

Response:

We will appropriately modify our future filings to address the above comment.  Specifically, we will add the following paragraph to Footnote 4 of the financial statements:

Changes in estimates related to the Northwest and Mesaba bankruptcy filings increased operating income, net income and EPS by $(1,048), $(665) and $(0.03), respectively, for the year ended December 31, 2007.  Operating income, net income and EPS increased by $(43,571), $(27,417) and $(1.25), respectively, for the year ended December 31, 2006.

We will add the following paragraph in the “Consolidated Results of Operations” section of MD&A under the “2007 Compared to 2006” heading:

The provision for decreases in losses associated with the bankruptcy filings of Northwest and Mesaba was $(1.0) million for 2007, as compared to $(43.6) million for 2006.  The $1.0 million credit in 2007 related to the reversal of a portion of the provision for future sublease losses on the Saab aircraft that were returned to us by Mesaba.  See Note 5 to our condensed consolidated financial statements for more detail.  The $43.6 million decrease in 2006 is primarily related to the assignment of our unsecured claim against Northwest in its bankruptcy proceedings.  In January 2007, we assigned the claim to several third parties for proceeds of 84.5% of its face value.  As a result, we lowered our reserve against our pre-petition receivables from 95% to 15.5%, which increased operating income by $44.3 million.

Notes to Consolidated Financial Statements, page 51

Note 2.  Significant Accounting Policies, page 52

Short-Term Investments, page 57

5.
We note from the disclosures in Note 2 that the company invests excess cash in short-term money market instruments, short-term marketable debt securities, and highly liquid equity securities which are classified as available for sale.  We also note from the disclosure in Notes 2 and 16 that the company held investments in auction rate preferred stock and debt securities at December 31, 2007 and 2006.  Please revise future filings to include all of the disclosures required by paragraphs 19 through 22 of SFAS No. 115 with respect to these investments, as applicable.

Response:

We will appropriately modify our future filings to address the above commentby specifying both the type of securities held and by including a table that details the investments’ contractual maturities.

Note 3.  Colgan Acquisition, page 59

6.
We note from page 56 that you concluded that no goodwill impairment charge was required during 2007.  Given Colgan’s deteriorating performance in 2007 and the measures the company is taking to try to return Colgan to profitability, it is somewhat unclear why no impairment charge was required during 2007.  Please provide us with your impairment analysis of goodwill recognized in connection with the Colgan acquisition for your year ended December 31, 2007.  Also, please significantly expand your disclosures in future filings to explain why no impairment charge was required with regards to Colgan’s goodwill during 2007.  We may have further comment upon receipt of your response.

Response:

Colgan was acquired in January 2007 in order to diversify the Company’s operations and serve as a growth platform for turboprop operations.  Shortly after its acquisition, we signed a new ten year regional aircraft capacity purchase operating agreement with Continental Airlines.  Under this agreement, Colgan will operate at least fifteen aircraft and all aircraft fuel is to be provided by Continental at no cost to the Company.  Service began during the first quarter of 2008, and will increase as aircraft deliveries continue through the third quarter of 2008.  This new operating agreement, which is distinct in structure from Colgan’s legacy pro-rate business and similar to our Pinnacle subsidiary’s operating agreements, is expected to contribute positively to the financial results of Colgan, and consequently has a positive impact on Colgan’s enterprise value (as can be seen in our impairment analysis).  This new agreement is disclosed in both the footnotes to our financial statements, as well as MD&A.

Regarding Colgan’s legacy pro-rate business, our decision to acquire Colgan in January 2007 contemplated various changes to Colgan’s operations in order to maximize revenue and reduce costs.  As described in our MD&A, many of these changes are underway, the benefits of which will be realized over several quarters.   Rising fuel costs have placed additional pressure on Colgan’s operating results and have resulted in our evaluation of additional measures, several of which we are actively pursuing.  We completed the required annual impairment test of Colgan’s goodwill during the fourth quarter, which indicated that the fair value of our Colgan reporting unit exceeds its carrying value.

A copy of our impairment analysis of goodwill related to the Colgan acquisition for the year ended December 31, 2007 is being sent via FedEx overnight delivery to the Commission.

Note 4.  Code-share Agreements with Partners, page 60

Northwest Airlines, page 60

7.
Please tell us and revise your financial statement disclosures in future filings to address the following matters with respect to the revised ASA with Northwest and the related agreements discussed in Note 4 to your financial statements.

•
We note that the disclosure indicating that on January 3, 2007, the company agreed to assign an aggregate of $335,000 of its $377,500 stipulated unsecured claim to several third parties for aggregate proceeds of $282,900, net of expenses.  We also note that because the total unsecured claim was intended to compensate the company for pre-petition account receivables and foregone future earnings under the 2002 ASA, the company is recognizing the $271,900 fair value of its stipulated unsecured claim in excess of the $42,900 pre-petition receivables over the 11-year term of the ASA.  We further note that because the Preferred Share purchased for $20,000 in connection with these agreements was determined to have nominal value, the company reduced the deferred ASA revenue by the present value of this obligation.  In this regard, please explain the factors responsible for the difference between the $282,900 of net proceeds and the $271,900 fair value of unsecured claims in excess of the pre-petition receivables.  Also, please explain why the net amount of the $271,900 of excess unsecured claims and the $20,000 payment for the preferred stock, or $251,900, does not agree to the amount reflected in the table on page 61 on the line item “proceeds from the sale of unsecured claim” of $253,042.  Also, please tell us and clarify in your disclosures whether any gain or loss was recognized by the company in connection with this assignment of the Northwest unsecured claim.  If so, please explain how the gain or loss was calculated or determined.

Response:

As noted in ourForm 10-K, weentered into a Stock Purchase Agreement on January 1, 2007, whereby weagreed to purchase ourSeries A Preferred Share from Northwest on January 2, 2008 for a purchase price of $20 million.  Accordingly, werecorded a liability on January 1, 2007 for the present value of the $20 million, or $18.9 million.  The following table presents the fair value of the unsecured claims in excess of pre-petition receivables and reconciles the “proceeds from sale of unsecured claim” amount in the table on page 61 of our Form 10-K (in thousands):

Proceeds received, net of expenses, for $335,000 of total $377,500 claim	$282,900
Fair value, measured at March 31, 2007, of remaining $42,500 portion of claim	31,900
Less: Amounts applied to pre-petition receivables	(42,900)
Fair value of unsecured claimsin excess of amount applied to pre-petition receivables	271,900
Less: Present value of $20 million liability for preferred share, measured at 1/1/2007	(18,858)
Proceeds from sale of unsecured claim, less pre-petition receivables and present value of amounts payable for Preferred Share	$253,042

No gain or loss was recognized relating to the sale and assignment of $335 million of our unsecured claim.  As discussed in more detail in our response to question number three above, a loss of $4.1 million was recognized relating to the ultimate sale and assignment of the final $42.5 million of our unsecured claim.

•
In addition, we note from the disclosures on page 20 of your Form 10-K that the company purchased 2,492,000 shares of common stock held by Northwest during November 2007 for $32.9 million or approximately $13.22 per share which was less than the closing market price of $16.26.  Please tell us and explain in the disclosures in your financial statements why the difference between the market value of these shares and their purchase price was NOT reflected as an adjustment to the deferred revenue associated with the revised ASA of $271,900, similar to the $20,000 purchase price paid to Northwest for the Preferred stock.  If the repurchase of these common shares was not considered attributable to the revised ASA, please explain your basis for this conclusion.

Response:

The repurchase of the 2.5 million shares of our common stock from Northwest was unrelated to therevised ASA with Northwest.  The revised ASA and related agreements were executed on December 15, 2006, and did not contemplate the reacquisition of our common stock.  The repurchase of our common stock from Northwest was not contemplateduntil the third quarter of 2007, at which time Northwest expressed a desire to sell its holdings in Pinnacle as a way to improve its liquidity.  We were already purchasing our shares in the open market during the second and third quarters as part of our publicly announced share repurchase program.

Duringthe ten trading days prior to the repurchase of the stockfrom Northwest, the Company’s stock price had closed as low as $13.86, and the average closing stock price in those ten days was $14.78.  The$13.22 purchase price was the result of arms-length negotiations between us and Northwest.  We negotiated a reasonable discount from then recent trading prices under the expectation that Northwest would receive a discount if it sought to sell 2.5 million shares of the Company’s common stock through a block trade with a third party.  We received informal advice from some of the investment banks that monitor airline stocks to help us determine a fair discount for a block trade of this size.

•
We note the disclosures indicated that the company sold the final $42,500 of its unsecured claim against Northwest to Goldman Sachs Credit Partners L.P. for a net purchase price of $27,731 on June 29, 2007.  We also note that the company recognized a nonoperating loss on the sale of this claim of $4,144, which represents the difference between the $31,875 fair value of the claim as of March 31, 2007 and Goldman Sachs purchase price of $27,731.  If the pre-petition receivable from Northwest had previously been adjusted to their fair value as your disclosures appear to imply, please indicate when any provision to reflect the receivable at fair value had been recognized and where it is presented in the company’s consolidated statements of operations.

Response:

Please refer to the response to question number three.

Disputes, page 62

8.
We note that the company has disputes regarding amounts that relate to periods prior to the current ASA or the revised ASA that was adopted in January 2007.  Please clarify why such disputes, if prior to the effective date of the current ASA, were not included as part of Northwest’s bankruptcy proceedings.  Your response should include what amounts you have accrued in your balance sheet (receivable and liabilities) relating to the disputed items and the reasons for your conclusions as to why you think these amounts are either recoverable or not probable at this time.

Northwest has claimed certain adjustments to our historical and future compensation earned under our operating agreement.  We believe the claims are inaccurate and inconsistent with the terms of our operating agreement.  We also do not understand why the disputed amounts that relate to periods prior to the effective date of the current ASA were not included as an item for discussion by Northwest in its bankruptcy proceedings.  Indeed, we believe the fact that they were not so included is supportive of our position.  As prescribed in the ASA, we have communicated to Northwest our willingness to arbitrate these issues, and we are working with Northwest to agree to the conditions under which we will arbitrate these matters, and also to confirm a date on which the arbitration process may begin.  Northwest continues to pay us the full contractual amounts owed each period under our operating agreement consistent with our interpretation of these disputed items.  Based on our interpretation of our operating agreement, we believe that we will prevail in these matters and therefore no amounts have been accrued.   As it is reasonably possible, though not probable, that a material loss could occur, we have disclosed these disputed amounts in the notes to our financial statements.

Note 14.  Income Taxes, page 74

9.
We note from page 76 that the company had reserved $16,694 related to potential adjustments from the IRS estimated not to exceed $35,000 plus penalties of $9,747.  Please tell us why you believe you have reserved sufficiently for this exposure given the amount of potential IRS adjustments disclosed in note 14.  As part of your response, please explain in detail why you have established reserves for an amount significantly less than your maximum exposure for potential adjustments.  Include in your response any past history with similar tax positions the company has taken and any impact adopting FIN 48 had on you uncertain tax positions.

Response:

Our reserve for uncertain tax positions did not materially changeas a result of implementing FIN 48 in 2007.  Our income tax reserves of $16.7 million relate to various filing positions, which are 100% reserved as we believe that they do not meet the “more likely than not” threshold of FIN 48.  The amount of unreserved potential adjustment of approximately $18.3 million relates primarily to one position.  This position stems from a unique transaction regarding a contribution of capital that we received from a shareholder prior to our initial public offering in 2003.  We believe that the transaction was capital in nature and therefore was not taxable.  After careful analysis of the facts surrounding the transaction and a thorough evaluation of the relevant tax regulations by internal and multiple external tax experts, we concluded that it is more likely than not, based on the technical merits, that our position will be sustained upon examination.

With regards to penalties of $9.7 million, penalties would only result if adjustments to our tax liabilityrise to the level of a gross understatement of tax.  This would only occur if we fail to prevail on the one unreserved position discussed above.  As we meet the recognition and measurement thresholds of FIN 48 relating to this position, no penalties have been accrued.

*   *   *   *   *

Please direct any further questions or comments concerning this response letter to the undersigned at (901) 348-4262. Thank you for your assistance in this matter.

Sincerely,

/s/ Peter D. Hunt

Peter D. Hunt
Vice President and Chief Financial Officer
Pinnacle Airlines Corp.